Correspondence

March 7, 2011

VIA EDGAR

Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:	Verecloud, Inc. Form 10-K for Fiscal Year Ended June 30, 2010 Filed September 28, 2010 File No. 000-52882

Ladies and Gentlemen:

As a followup to the response letter filed on February 14, 2011, the Company understands its obligations under the Securities Exchange Act of 1934 and all applicable Exchange Act Rules and is responsible for the adequacy and accuracy of the disclosure in any of its filings.  Furthermore, we acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  The Company acknowledges and agrees that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at 303.514.1453 with any questions you may have.

Very truly yours,

/s/ James R. Buckley
James R. Buckley
Chief Financial Officer
Verecloud, Inc.